Exhibit 99.1

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

Basis of Presentation

The following unaudited pro forma consolidated financial statements were derived from the historical financial statements of Integrated Media Technology Limited (“IMTE”) as at and for the year ended December 31, 2021 which were prepared in accordance with International Financial Reporting Standards as adopted by the International Accounting Standards Board.

The unaudited pro forma consolidated financial statements for the year ended December 31, 2021 assumes the following disposals had occurred on January 1, 2021:

(i)	100% equity interests in eGlass Technologies Ltd and its subsidiaries (“eGlass”);

(ii)	100% equity interests in Grand Dynasty Limited and its subsidiary (“Grand Dynasty”); and

(iii)	the deemed disposal of the Company’s equity interest due to a decrease from 40.75% to 23.96%, in Greifenberg Digital Limited and its subsidiaries (“Greifenberg”) (collectively the “Dispositions”).

The unaudited pro forma consolidated financial statements are provided for illustrative purposes only and do not reflect what IMTE’s results of operations or financial position would have been had the Dispositions been completed on the dates assumed and are not necessarily indicative of IMTE’s future results of operations or financial position.

The following unaudited pro forma consolidated financial statements and the accompanying notes to the unaudited pro forma consolidated financial statements should be read in conjunction with the historical consolidated financial statements of IMTE on Form 20 filed with the SEC on April 28, 2022.

INTEGRATED MEDIA TECHNOLOGY LIMITED

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS AT DECEMBER 31, 2021

	IMTE	Greifenberg	eGlass	Grand Dynasty	Note	Pro forma adjustments	Unaudited Pro Forma
	A$	A$	A$	A$		A$	A$
	(Note 1)	(Note 2)	(Note 3)	(Note 4)
ASSETS
CURRENT ASSETS
Cash and bank balances	274,767	(148,672)	(123,948)	-		1	2,148
Trade and other receivables	486,121	-	(24,773)	-		-	461,348
Right-of-use assets	513,942	-	(369,632)	-		-	144,310
Other assets	2,006,636	-	(167,313)	-		-	1,839,323
Total current assets	3,281,466	(148,672)	(685,666)	-		1	2,447,129

NON-CURRENT ASSETS
Plant and equipment, net	6,441,734	-	(2,301,752)	-		-	4,139,982
Other assets - equipment deposits	11,459,195	-	(11,459,195)	-		-	-
Financial asset at fair value through other comprehensive income	562,500	-	-	-		-	562,500
Intangible assets and goodwill	1,900,589	(1,900,589)	-	-		-	-
Right-of-use assets	1,444,927	-	(1,444,927)	-		-	-
Loan receivables	-	-	-	-	5	10,101,944	10,101,944
Investment in associate	-	-	-	-	6	207,326	207,326
Total non-current assets	21,808,945	(1,900,589)	(15,205,874)	-		10,309,270	15,011,752

TOTAL ASSETS	25,090,411	(2,049,261)	(15,891,540)	-		10,309,271	17,458,881

LIABILITIES
CURRENT LIABILITIES
Trade and other liabilities	2,424,717	(808,980)	(359,676)	-		-	1,256,061
Amounts due to related companies	247,406	-	-	-		-	247,406
Lease liabilities	425,567	-	(248,954)	-		-	176,613
Derivative financial instruments	2,321,003	-	-	-		-	2,321,003
Convertible promissory notes	4,311,416	-	-	-		-	4,311,416
Total current liabilities	9,730,109	(808,980)	(608,630)	-		-	8,312,499

NON-CURRENT LIABILITIES
Lease liabilities	1,403,932	-	(1,403,932)	-		-	-
	1,403,932	-	(1,403,932)	-		-	-

TOTAL LIABILITIES	11,134,041	(808,980)	(2,012,562)	-		-	8,312,499

NET CURRENT (LIABILITIES)/ASSETS	(6,448,643)	660,308	(77,036)	-		1	(5,865,370)

NET ASSETS	13,956,370	(1,240,281)	(13,878,978)	-		10,309,271	9,146,382

CAPITAL AND RESERVES
Issued capital	48,144,406	-	-	-		-	48,144,406
Foreign currency translation reserves	762,348	(38,949)	252,397	2		-	975,798
Other reserves	62,500	-	-	-	7	701,400	763,900
Accumulated losses	(37,169,358)	(457,440)	(14,131,375)	(2)	8	9,607,871	(42,150,304)
Equity attributable to equity shareholders of Integrated Media Technology Limited	11,799,896	(496,389)	(13,878,978)	-		10,309,271	7,733,800
Non-controlling interests	2,156,474	(743,892)	-	-		-	1,412,582

TOTAL EQUITY	13,956,370	(1,240,281)	(13,878,978)	-		10,309,271	9,146,382

Ordinary shares issued	9,329,420

INTEGRATED MEDIA TECHNOLOGY LIMITED

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

FOR THE YEAR ENDED DECEMBER 31, 2021

	IMTE	Greifenberg	eGlass	Grand Dynasty	Note	Pro forma adjustments	Unaudited Pro Forma
	A$	A$	A$	A$		A$	A$
	(Note 1)	(Note 2)	(Note 3)	(Note 4)

Revenue, net	193,113	-	(6,846)	-		-	186,267
Interest income	18,864	(4)	-	-		-	18,860
	211,977	(4)	(6,846)	-		-	205,127
(Loss)/ gain on fair value change in derivative financial instruments	(842,463)	-	-	-		-	(842,463)
Other income	335,807	-	-	-		-	335,807
	(294,679)	(4)	(6,846)	-		-	(301,529)

EXPENSES
Cost of sales	(149,447)	-	-	-		-	(149,447)
Employee benefit expenses	(1,613,922)	10,925	659,008	-		-	(943,989)
Depreciation and amortisation expenses	(1,326,811)	-	26,889	-		-	(1,299,922)
Professional and consulting expenses	(2,376,038)	307,700	1,183,869	458		-	(884,011)
Travel and accommodation expenses	(91,385)	10,633	66,727	-		-	(14,025)
Other expenses and supplies	(142,482)	49	49,070	44		-	(93,319)
Rental costs	(116,406)	-	33,654	-		-	(82,752)
Other operating expenses	(378,500)	77,939	42,915	458		-	(257,188)
Finance costs	(2,000,952)	-	60,448	-		-	(1,940,504)
Reversal/ (Provision) of allowance for inventory obsolescence	9,439	-	-	-		-	9,439
Provision for bad debts	(14,390)	-	-	-		-	(14,390)
Gain/ (loss) on disposal of subsidiaries	1,998,269	-	-	-		(512,218)	1,486,051
Share of loss in associate	-	-	-	-		(86,664)	(86,664)
Exchange loss	(88,322)	(11,616)	43,227	-		-	(56,711)
Total expenses	(6,290,947)	395,630	2,165,807	960		(598,882)	(4,327,432)

Loss before income tax	(6,585,626)	395,626	2,158,961	960		(598,882)	(4,628,961)
Income tax (expense)/credit	-	-	-			-	-

Loss for the year	(6,585,626)	395,626	2,158,961	960		(598,882)	(4,628,961)

Other comprehensive income
Items that may be re-classified subsequently to profit or loss:

Fair value through other comprehensive income	62,500	-	-	-		-	62,500
Foreign currency translation	158,547	(36,080)	225,833	2		-	348,302
Other comprehensive income for the year, net of tax	221,047	(36,080)	225,833	2		-	410,802

Total comprehensive loss for the year	(6,364,579)	359,546	2,384,794	962		(598,882)	(4,218,159)

Loss for the year attributable to:
Owners of the Company	(5,771,510)	159,459	2,158,961	960		(598,882)	(4,051,012)
Non-controlling interests	(814,116)	236,167	-	-		-	(577,949)
	(6,585,626)	395,626	2,158,961	960		(598,882)	(4,628,961)

Total comprehensive loss for the year attributable to:
Owners of the Company	(5,830,540)	127,248	2,384,794	962		(598,882)	(3,916,418)
Non-controlling interests	(534,039)	232,298	-	-		-	(301,741)
	(6,364,579)	359,546	2,384,794	962		(598,882)	(4,218,159)

Loss per share
- Basic and Diluted	(0.70)						(0.49)

Note

1.	The balances represent the amounts in IMTE’s audited consolidated accounts as at December 31, 2021.

2.	The balances represent the amounts in Greifenberg’s unaudited accounts as at as at December 31, 2021.

3.	The balances represent the amounts in eGlass’s unaudited accounts as at December 31, 2021.

4.	The balances represent the amounts in Grand Dynasty’s unaudited accounts as at December 31, 2021.

5.	The loan receivable of US$6,800,000 (equivalent to A$10,101,944) represents the sales proceeds for the disposal of eGlass by IMTE.

6.	The investment in associated company of A$201,326 represents the value of the Company’s investment in Greifenberg after the Deemed Disposal in Greifenberg from 40.75% to 23.96%. Accordingly, the investment in Greifenberg was accounted for on an equity basis rather than consolidated basis immediately after the Deemed Disposal. Greifenberg was previously consolidated on our balance sheet when we owned a 40.75% interest because IMTE had effective control over Greifenberg.

7.	The amount of other reserve of A$701,400 represents the original investment cost in Greifenberg, which was adjusted as a result of the reduction interest of IMTE in Greifenberg from 40.75% to 23.96%.

8.	The amounts represent the adjustments to accumulated losses resulting from the Disposals. The reconciliation of the proforma accumulated losses for the year ended December 31, 2021 is as follow:

	IMTE	Greifenberg	eGlass	Grand Dynasty	Pro forma adjustments	Unaudited pro forma
	2021	2021	2021	2021	2021	2021
	A$	A$	A$	A$	A$	A$
Accumulated losses – beginning of year	(34,102,300)	-	3,349,089	-	10,206,753	(20,546,458)
Adjustment - current a/c & equity	-	(616,899)	(19,639,425)	(962)	-	(20,257,286)
Accumulated losses - equity movement	2,704,452	-	-	-	-	2,704,452
Loss for the year - 2021	(5,771,510)	159,459	2,158,961	960	(598,882)	(4,051,012)
Accumulated losses – end of year	(37,169,358)	(457,440)	(14,131,375)	(2)	9,607,871	(42,150,304)

4